Report To Shareholders - First Quarter, 1997

Our first quarter performance greatly exceeded the first quarter of 1996 and provides a solid foundation for a successful year. Improvement was achieved in every material segment of the balance sheet and income statement. Net income of $891,833 was $194,949 or 28% above first quarter, 1996. Earnings per share of $.71 were 31.5% above the similar 1996 period. The quarterly dividend increased to $.23 per share, and was $.03 or 15% above first quarter, 1996.

In mid-1995, we launched a strategy to diversify our loan portfolio by focusing on the expansion of consumer loan totals. This strategy has been quite successful. During the last twelve months, consumer loans have grown by 70% and now total more than $32 million. Consumer loans now comprise 14.0% of total loans versus 9.5% when our strategy was initiated. Commercial loans have also experienced above average growth, increasing 15% since March 31, 1996. Total loans as a percentage of deposits now equal 83.6%, compared to 78.1% a year ago.

This excellent loan growth has not compromised our historic high asset quality standards. Over the past twelve months, non-performing loans declined 75%, from $1,301,000 to $320,000 and equalled only .14% of total loans on March 31, 1997. Net loan losses during the first quarter totalled only .02% of total loans and the loan loss reserve equalled
779% of non-performing loans. Each of these asset quality measurements are significantly superior to latest available peer averages. We are very pleased with this high quality loan growth and expect continued growth throughout 1997.

Our net interest margin rose 13 basis points from March 31, 1996 and 31 basis points over the March 1995 level. Non-interest income increased 20%, helped by gains in service charge income. Non-interest expense increased less than 1%, with reductions in deposit insurance premiums offsetting normal operating cost increases.

During the first quarter, Indiana United initiated an automatic dividend reinvestment plan. I am pleased to report 485 shareholders, representing 237,000 shares, participated in the plan in time to include the first quarter dividend. This initial response exceeded our expectations of first quarter enrollment and confirms this plan is truly a "value added" shareholder service.

Shortly before the end of the first quarter, the Federal Reserve Board ("FRB") increased the short-term borrowing rate to banks by 25 basis points, and this increase is already beginning to impact the cost of borrowing by individuals and businesses across the nation. It appears likely that the FRB will consider one or more additional rate hikes over the coming months. These actions are intended to slow growth in an economy the FRB views as becoming overstimulated. In such event, growth will probably slow somewhat at Indiana United and other banking organizations. Even so, Indiana United is well positioned to absorb the impact of such actions by the FRB, and we do not now foresee any likely circumstances which would impair our ability to attain improved earnings in 1997, compared to 1996 results.

We continually seek to enhance shareholder value and we sincerely appreciate your support.
Thank you for sharing our confidence in the future of Indiana United.


Robert E. Hoptry
Chairman and President

Financial Highlights - First Quarter 1997
(in thousands, except per share data)

                                          Three Months Ended
                                              March 31
                                                              Percent
                                           1997       1996     Change
ENDING BALANCE SHEET DATA
   Total Assets                         $329,226   $303,285     8.6%
   Total Loans                           228,575    199,787    14.4
   Total Deposits                        278,398    255,819     8.8
   Total Common Equity                    28,100     26,404     6.4

AVERAGE BALANCE SHEET DATA
  Total Assets                          $326,166   $306,309     6.5%
  Total Loans                            223,710    200,427    11.6
  Total Deposits                         275,323    255,628     7.7
  Total Common Equity                     27,908     26,365     5.9

EARNINGS
  Net Income                            $891,833   $696,884    28.0%
  Net Income Per Share                      0.71       0.54    31.5
  Dividends Paid Per Share                  0.23       0.20    15.0

KEY RATIOS
  Return on average equity                 12.96%     10.23%
  Return on average assets                  1.11       0.92
  Net Interest Margin                       4.09       3.96
  Efficiency Ratio                         57.09      62.94

SHARE DATA
  Book Value Per Share                    $22.46     $21.11     6.4%
  Closing Market Price                     33.25      24.25    37.1
  Common Shares Outstanding            1,250,897  1,250,897

SHAREHOLDER INFORMATION
The common shares of the Company are listed on the NASDAQ National Market System under the symbol IUBC. In newspaper listings, the Company's shares are frequently listed under IndUtd.

Graphs
                                            Year       Percent
Return on Average Common Equity (%)         1995         9.19
                                            1996        10.23
                                            1997        12.96

Return on Average Assets (%)                1995         0.74
                                            1996         0.92
                                            1997         1.11

Net Interest Margin (%)                     1995         3.78
                                            1996         3.96
                                            1997         4.09

Efficiency Ratio (%)                        1995        70.32
                                            1996        62.94
                                            1997        57.09

Primary market makers are:             The Company's Transfer Agentis:

J.J.B. Hilliard / W.L. Lyons, Inc.     Securities Transfer Department
NatCity Investments, Inc.              Mid America Bank of Louisville
Stifel, Nicolaus & Company, Inc.       P.O. Box 1497
                                       Louisville, KY 40201-1497
                                       (800) 925-0810